UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number 1-13508

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

The Colonial BancGroup, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

100 Colonial Bank Boulevard
Address of Principal Executive Office (Street and Number)

Montgomery, Alabama 36117
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its Current Report on Form 8-K filed on August 7, 2009 with the Securities and Exchange Commission, on August 6, 2009, The Colonial BancGroup, Inc. (the Company or BancGroup) was informed by the U.S. Department of Justice that it is the target of a federal criminal investigation relating to the Company’s mortgage warehouse lending division and related alleged accounting irregularities. The Company has been informed that the alleged accounting irregularities relate to more than one year’s audited financial statements and regulatory financial reporting, and the Company’s Board of Directors and Audit Committee are making every effort to determine the impact of these alleged accounting irregularities on the Company’s financial statements and regulatory financial reporting. The Company intends to cooperate with the investigation. Please refer to the Form 8-K filed on August 7, 2009 for more information.

BancGroup’s management and board of directors are assessing the impact of these recent events on the Company’s financial position and results of operations, and as a result, BancGroup is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2009 within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sarah H. Moore	334	676-5000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BancGroup believes that the consolidated statements of income will reflect a net loss for the three and six months ended June 30, 2009 and as a result of uncertainties associated with BancGroup’s ability to increase its capital levels to meet regulatory requirements, management has concluded that there is substantial doubt about its ability to continue as a going concern. The net loss is due primarily to increased credit costs and noncash charges related to a deferred tax asset valuation allowance and goodwill impairment.

Pending completion of the investigation discussed above and determination of any potential impact on BancGroup’s financial statements, the Company is not in a position to quantify the financial position as of June 30, 2009 or the results for the three or six months ended June 30, 2009.

The Colonial BancGroup, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 11, 2009	By:	/s/ Sarah H. Moore
		Name:	Sarah H. Moore
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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